April 17, 2009
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	NiSource Energy Partners, L.P. Form S-1 (Registration Statement No. 333-148242)
Dear Mr. Schwall:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), NiSource Energy Partners, L.P., a Delaware limited partnership (the “Registrant”), hereby requests that the above-captioned Registration Statement be withdrawn effective as of the date hereof or as soon thereafter as practicable. At this time, due to current public market conditions, the Registrant no longer intends to proceed with the initial public offering of its securities as contemplated by the Registration Statement. The Registrant represents that no securities have been offered or sold pursuant to the Registration Statement.
     Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please forward a copy of the Order to the undersigned via facsimile at (713) 267-4710, with a copy to the Company’s Deputy General Counsel, Robert Smith via facsimile at (219) 647-6247.
     If you have any questions regarding this application, please contact Robert Smith by telephone at (219) 647-6244.

Very truly yours, NiSource Energy Partners, L.P.
By:	NiSource GP, LLC, its General Partner
By:	/s/ Christopher A. Helms
	Name:	Christopher A. Helms
	Title:	President and Chief Executive Officer

cc:	Scott Anderegg, Securities and Exchange Commission
Carrie J. Hightman, NiSource Energy Partners, L.P.
Robert E. Smith, NiSource Energy Partners, L.P.
David P. Oelman, Vinson & Elkins L.L.P.
Gillian A. Hobson, Vinson & Elkins L.L.P.
Joshua Davidson, Baker Botts L.L.P.
Christopher Arntzen, Baker Botts L.L.P.